October 13, 2006

Mr. H. Roger Schwall
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Simplagene USA, Inc. Registration Statement on Form SB-2 Filed August 11, 2006 File No. 333-136512

Dear Mr. Schwall:

        On behalf of Dinewise, Inc., formerly Simplagene USA Inc. (the “Company”), set forth herein are the Company’s responses (to the extent not covered by our response letter dated September 26, 2006) to the comments contained in the comment letters of the Staff of the Securities and Exchange Commission (the “Commission”), dated September 8, 2006 and October 10, 2006, with respect to the Company’s Registration Statement on Form SB-2 (the “Form SB-2”), filed with the Commission on August 11, 2006 and Annual Report on Form 10-KSB for the fiscal year ended August 31, 2005 (the “Form 10-KSB”), filed with the Commission on December 14, 2005. Attached hereto as Exhibit A is a clean version of Amendment No. 1 to the Form SB-2 (the “Form SB-2/A”). The Company will file an amendment to the Form 10-KSB (the “Form 10-KSB/A”) giving effect to the Staff’s comments shortly.

        Courtesy copies of this letter and clean and marked versions of the Form SB-2/A have been sent to the Commission’s examiners via courier. The marked copy of the Form SB-2/A indicates the changes from the Form SB-2 as previously filed with the Commission.

        All responses provided herein are based solely on information provided by the Company.

Mr. H. Rodger Schwall
October 13, 2006

        For your convenience, we have reprinted the Staff’s written comments below prior to the Company’s responses.

Comment Letter Dated September 8, 2006

Form SB-2 filed August 11, 2006

Generally

2.

Please remove the following statement, “NCPH has been recognized as a leader in the Home Mean Replacement markets for consumers nationwide. We are leading multi-channel direct to consumer retailer of branded, prepared, premium quality frozen proteins….” and any other similar statements, unless you can provide objective third party support for such representations.

The Company has revised the Form SB-2/A to remove the first statement that reads “NCPH has been recognized as a leader in the Home Meal Replacement market for consumers nationwide” and delete the word “leading” from the second statement to read “We are a multi-channel direct to consumer retailer of branded, prepared, premium quality frozen proteins (such as beef, chicken, pork, fish), meats, soups, appetizers and desserts.” The Company has also made revisions to similar statements throughout the Form SB-2/A.

      Selling Shareholders, page 34

3.

Expand the Selling Shareholders table to include the natural persons with power to vote or to dispose of the securities offered for resale by the entities that are listed as selling stockholders. If more than one holder is listed as beneficial owner for the same securities, include explanatory text or footnotes. See Interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual.

Except for Trust Company of the West (“TCW”), the Company has expanded the “Selling Shareholders” table of the Form SB-2/A to include the natural persons with the power to vote or dispose of the securities offered for resale by entities that are listed as selling shareholders. With respect to TCW, the shares are beneficially held of record by SHOP II and SHOP IIB. The investment advisor authorized to vote securities for SHOP II is TCW Investment Management Company (“TIMCO”) and the investment manager for SHOP IIB is TCW Asset Management Company (“TAMCO”). The Boards of Directors of TIMCO and TAMCO have voting and investment power with respect to the shares offered for resale by TCW on behalf of SHOP II and SHOP IIB, respectively. Accordingly, the Company has expanded the information with

Mr. H. Rodger Schwall
October 13, 2006

respect to the shares offered for resale by TCW in the “Selling Shareholders” table to indicate that the Boards of Directors of TIMCO and TAMCO have voting and investment power with respect to these shares. TIMCO has five directors and TAMCO has twenty-seven directors. We do not believe it necessary or useful to investors to identify these directors in the Form SB-2/A. However, we have attached those names in Schedule A hereto.

4.

Identify as underwriters all selling shareholders who are registered broker-dealers, unless any such registered broker-dealers received such shares as compensation for investment banking services. Identify as underwriters all affiliates of registered broker-dealers that are listed as selling shareholders unless you can confirm to us that each (1) purchased its securities in the ordinary course of business and (2) at the time of purchase, had no agreements or understandings, directly or indirectly, with any party to distribute the securities.

Crusader Securities, LLC received its shares for investment banking services. In connection with a reorganization of the Company in May 2001, MacKay Shields LLC and TCW received their shares in exchange for public debt that they had previously acquired. They have advised the Company that at the time of purchase they had no agreements or understandings, directly or indirectly, with any party to distribute the securities.

Report of Independent Registered Public Accounting Firm, page F-2

5.     Please provide a signed accountant report. See Rule 2-02(a) of Regulation S-X.

        The Company has provided the signed accountant report in the Form SB-2/A.

Form 10-KSB for the period ended August 31, 2006

6.	Please adhere to the period requirements of Form 10-QSB. In this regard, we note that the information under Controls and Procedures and Other Information does not appear to cover the required periods.

The Company will revise the information under “Controls and Procedures and Other Information” in the Form 10-KSB/A to adhere to the period requirements of Form 10-QSB.

7.

We note that statement that “[t]here have been no significant changes in our internal controls or in other factors that could significantly affect internal controls subsequent to the date we carried out the evaluation.” Please review to conform to Item 308(c)

Mr. H. Rodger Schwall
October 13, 2006

of Regulation S-B. Disclose any change in your internal controls that occurred during the last fiscal quarter that materially affected, or is reasonably likely to materially affect, your internal controls over financial reporting.

The Company will revise the statement in the Form 10-KSB/A to comply with Item 308(c) of Regulation S-B, which will read “There have been no changes in our internal controls subsequent to the date we carried out the evaluation that has materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.”

Comment Letter Dated October 10, 2006

Controls and Procedures, page 9

1.

We have considered your responses to prior comments 6 and 7. We appreciate your situation; however, we cannot concur with your position and the proposed course of action. Please comply with prior comments 6 and 7. Also revise to disclose that Mr. Laughlin is no longer employed by you and that since his departure he has been replaced. Finally, provide new certifications that include all of the representations set forth in item 601(b)(31), except for representation (4)(c).

The Company will revise the Form 10-KSB/A to comply with comments No. 6 and 7 above and to disclose that Mr. Laughlin is no longer employed by the Company and that since his departure he has been replaced. In addition, the Company’s current Chief Financial Officer and Chief Executive Officer will provide new certifications that will include all the representations set forth in item 601(b)(31), except for representation 4(c).

        Please do not hesitate to call me with any questions at (212) 704-6327.

Very truly yours, /s/ Rosemarie D. Robinson Rosemarie D. Robinson
cc:	Ms. Carmen Moncada-Terry U.S.Securities and Exchange Commission

Mr. Thomas McNeill Dinewise, Inc.

Schedule A

Directors of TCW Investment Management Company

Robert Beyer
Alvin Albe
Jeffrey Gundlach
William Sonneborn
Marc Stern

Directors of TCW Asset Management Company

Alvin Albe
Mark Attanasio
Charles Baldiswieler
Philip Barach
Brian Beitner
Robert Beyer
Glen Bickerstaff
Michael Cahill
Arthur Carlson
Jean-Marc Chapus
Robert Day
David DeVito
Penelope Foley
Nicola Galluccio
Mark Gibello
Jeffrey Gundlach
Raymond Henze
Diane Jaffe
Thomas Larkin
Stephen McDonald
Thomas McKissick
Patrick Pagni
William Sonneborn
Komal Sri-Kumar
Marc Stern
Blair Thomas
Garrett Walls